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                          February 14, 2024

       Dr. Adi Zuloff-Shani
       Chief Executive Officer
       Clearmind Medicine Inc.
       101     1220 West 6th Avenue
       Vancouver, British Columbia V6H1A5

                                                        Re: Clearmind Medicine
Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed February 7,
2024
                                                            File No. 333-276913

       Dear Dr. Adi Zuloff-Shani:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cindy
Polynice at 202-551-8707 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              David Huberman, Esq.